Exhibit 99.1

CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC.

93 Jianguo Road, No. 6 Building,

11th Floor

Chaoyang District, Beijing, People’s Republic of China 100020

December 9, 2019

Dear Shareholder:

You are cordially invited to attend our 2019 Annual Meeting of Shareholders to be held Tuesday, December 31, 2019, at 9:00 a.m. local time at 93 Jianguo Road, No. 6 Building, 11th Floor, Chaoyang District, Beijing, People’s Republic of China 100020 (the “2019 Annual Meeting”).

If you owned our ordinary shares at the close of business on December 9, 2019, you are entitled to vote on the matters which are listed in the Notice of 2019 Annual Meeting of Shareholders.

The Board of Directors recommends a vote “FOR” each of the proposals listed as Items 1, 2, and 3 and select “1 Year” for the proposal listed as Item 4 in the Notice.

You may vote via the Internet, by telephone or by completing and mailing the proxy card you received in the mail. If you attend the 2019 Annual Meeting of Shareholders, you may vote your shares in person, even if you have previously voted your proxy. Your vote is important, regardless of the number of ordinary shares you own or whether or not you plan to attend the 2019 Annual Meeting of Shareholders. Accordingly, whether or not you plan to attend the 2019 Annual Meeting of Shareholders, after reading the enclosed Notice and accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card or your voting instructions form to ensure that your shares will be represented and voted at the 2019 Annual Meeting of Shareholders.

We are proud that you have chosen to invest in China Internet Nationwide Financial Services Inc. On behalf of our management and directors, thank you for your continued support and confidence. We look forward to seeing you at our 2019 Annual Meeting of Shareholders.

Sincerely,

Jianxin Lin
Chairman and Chief Executive Officer

IT IS IMPORTANT THAT YOU VOTE, SIGN AND RETURN

THE ACCOMPANYING PROXY CARD AS SOON AS POSSIBLE